Exhibit 99.1

Belite Bio Announces Pricing of $350.0 Million Underwritten Public Offering of American Depositary Shares

SAN DIEGO, December 1, 2025 -- Belite Bio, Inc (NASDAQ: BLTE) (“Belite Bio” or the “Company”), a clinical-stage drug development company focused on advancing novel therapeutics targeting degenerative retinal diseases that have significant unmet medical needs, today announced that it has priced an underwritten public offering of 2,272,727 American Depositary Shares (“ADSs”), each representing one of its ordinary shares, at a public offering price of $154.00 per ADS. The Company has also granted the underwriters a 30-day option to purchase up to 340,909 additional ADSs from the Company at the public offering price, less underwriting discounts and commissions. The gross proceeds of the offering to the Company are expected to be approximately $350.0 million before deducting underwriting discounts and commissions and offering expenses payable by Belite Bio. All of the securities in the offering are to be sold by Belite Bio. The closing of the offering is expected to occur on or about December 3, 2025, subject to the satisfaction of customary closing conditions.

Belite Bio intends to use the net proceeds of the offering for (i) commercialization preparation, including building our in-house commercialization team, establishing sales network and systems, and preparing for the commercial manufacture of our future products, if approved, (ii) development and expansion of pipelines, and (iii) working capital and other general corporate purposes.

Morgan Stanley & Co. LLC, Leerink Partners, BofA Securities and Cantor are acting as joint active book-running managers for the offering. H.C. Wainwright & Co. is acting as lead manager for the offering. Maxim Group LLC and Titan Partners Group, a division of American Capital Partners, are acting as co-managers for the offering.

The offering is being made pursuant to a prospectus supplement and accompanying prospectus included in Belite’s registration statement on Form F-3ASR (File No. 333-284521), which became effective automatically on January 27, 2025. Copies of the preliminary prospectus supplement and the accompanying prospectus may be obtained by visiting EDGAR on the U.S. Securities and Exchange Commission (“SEC”) website at www.sec.gov. A final prospectus supplement will be filed with the SEC and will form a part of the registration statement. When available, copies of the final prospectus supplement may be obtained from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014 or by email at prospectus@morganstanley.com; Leerink Partners LLC, Syndicate Department, 53 State Street, 40th Floor, Boston, Massachusetts 02109, by telephone at (800) 808-7525 ext. 6105, or by email at syndicate@leerink.com; BofA Securities, Attention: Prospectus Department, NC1-022-02-25, 201 North Tryon Street, Charlotte, North Carolina 28255-0001, or by email at dg.prospectus_requests@bofa.com; or Cantor Fitzgerald & Co., Attention: Equity Capital Markets, 110 E. 59th Street, 6th Floor, New York, New York 10022, or by email at prospectus@cantor.com.

A registration statement relating to these securities has been filed with the SEC and has become automatically effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification of these securities under the securities laws of any such state or jurisdiction.

About Belite Bio

Belite Bio is a clinical-stage drug development company focused on advancing novel therapeutics targeting degenerative retinal diseases that have significant unmet medical need, such as Stargardt disease type 1 (STGD1) and geographic atrophy (GA) in advanced dry age-related macular degeneration (AMD) in advanced dry AMD, in addition to specific metabolic diseases. Belite’s lead candidate, Tinlarebant, an oral therapy intended to reduce the accumulation of bisretinoid toxins in the eye, has completed a Phase 3 trial (DRAGON) in adolescent STGD1 subjects and is currently being evaluated in a Phase 2/3 trial (DRAGON II) in adolescent STGD1 subjects and a Phase 3 trial (PHOENIX) in subjects with GA.

Important Cautions Regarding Forward Looking Statements

This press release contains forward-looking statements, including statements about the completion of the offering and the expected use of proceeds, future expectations, plans and prospects, statements regarding the potential implications of clinical data for patients, and Belite Bio's advancement of, and anticipated preclinical activities, clinical development, regulatory milestones, and commercialization of its product candidates, the ability of Tinlarebant to treat STGD1 and GA, the timing to complete relevant clinical trials and/or to receive the interim/final data of such clinical trials; the timing to submit trial data to regulatory authorities for drug approval, as well as any statements regarding matters that are not historical facts, and any other statements containing the words “expect”, “will”, “believe”, “target”, and other similar expressions. No assurance can be given that the offering will be completed on the terms described. Completion of the offering and the terms thereof are subject to numerous factors, many of which are beyond the control of Belite Bio, including, without limitation, market conditions, failure of customary closing conditions and the risk factors and other matters set forth in the prospectus supplement and accompanying prospectus included in the registration statement. Actual results may also differ materially from those indicated in the forward-looking statements as a result of various important factors related to Belite Bio’s business, including but not limited to Belite Bio’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may not support further development or regulatory approval; expectations for the timing of initiation, enrollment and completion of, and data relating to, its clinical trials; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of Belite Bio’s drug candidates; the potential efficacy of Tinlarebant, as well as those risks more fully discussed in the “Risk Factors” section in Belite Bio’s filings with the U.S. Securities and Exchange Commission. All forward-looking statements are based on information currently available to Belite Bio, and Belite Bio undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Media and Investor Relations Contact:

Jennifer Wu /ir@belitebio.com

Julie Fallon / belite@argotpartners.com